10 December 2003

03045336

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Attention — Office of International Corporate Finance, Division of Corporation Finance

Re — David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited
Corporate Governance documents on David Jones website

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

JOHN A. SIMMONDS
COMPANY SECRETARY

dlw 1/5

10 December 2003

The Manager Companies
Australian Stock Exchange Limited
11th Floor
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Corporate Governance documents on David Jones Website

We advise that the following documents are being placed/updated on the David Jones website:

www.davidjones.com.au

Corporate Governance Statement
Corporate Governance Commitment
Board Charters
Board Charter
Audit Committee Charter (status report only)
Remuneration & Nominations Committee Charter
Continuous Disclosure Policy
Share Trading Policy

For access to this section of the David Jones website, please go to 'For Investors' at the bottom of the page and click into 'Corporate Governance'.

Yours faithfully
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY